SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: September 2023 (Report No. 3 and Report No. 4)

Commission file number: 001-37600

NANO DIMENSION LTD.

(Translation of registrant’s name into English)

2 Ilan Ramon

Ness Ziona 7403635 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Reference is made to the Report on Form 6-K submitted with the Securities and Exchange Commission (“SEC”) on September 7, 2023 (the “September 7 Form 6-K”) relating to the results of the Nano Dimension Ltd. (the “Registrant”) annual general meeting dated September 7, 2023 (the “AGM”) and the Report on Form 6-K submitted to the SEC on September 14, 2023 (the “September 14 Form 6-K”), which furnished as Exhibit 99.1, respectively, the Company’s amended and restated articles of association (the “Restated Articles”). This amendment amends such Reports on 6-K as follows:

On November 27, 2023, the Registrant’s board of directors (the “Board”) was presented with an external expert opinion (the “Expert Opinion”) concluding that the Registrant’s amended and restated articles of association, which were first submitted as Exhibit 99.3.A to the Report on Form 6-K submitted to the SEC on March 11, 2020 (the “Previous Articles”), contained a clerical error in Article 39(g) which mistakenly referred to Article 42(e) instead of Article 42(f) in the matter of the required vote to amend such article (the “Clerical Error”). Due to the Clerical Error, proposal 4 in the AGM, which was described in the proxy statement for the AGM as requiring approval by a vote of more than 50% of the votes of shareholders voting at the AGM (simple majority), in fact required a special majority of 70% of the votes of shareholders voting at the AGM. Additionally, pursuant to the Expert Opinion, because that certain part of proposal 4 in the AGM was not approved by the required special majority in the AGM, Article 42(f) should have remained as it appeared in the Previous Articles and should not have been amended in the way it appeared in the Restated Articles.

Therefore, on November 27, 2023, the Board agreed to proceed with approval of the resolution as described above, subject to additional in-depth reading by all directors of the Expert Opinion, to verify that it is indeed clearly and accurately justified. Henceforth, during December 2023, the Board resolved to adopt the conclusions of the Expert Opinion in their entirety. Accordingly, the September 7 Form 6-K is hereby amended to reflect that part of proposal 4 of the AGM relating to the amendment of Article 42(f) of the Previous Articles was not approved by the required special majority at the AGM, and therefore the Registrant is now also hereby amending the September 14 Form 6-K by replacing the Previous Articles and the Restated Articles with a form that restores the original wording of Article 42(f) of the Previous Articles (the “New Articles”).

The Board hereby clarifies that any proposal for shareholders to amend Article 42(f) of the New Articles shall require a majority of 70% of the votes of shareholders voting at a general meeting.

Attached hereto as Exhibit 99.1 are the Registrant’s New Articles, as amended based on the aforesaid Board resolutions.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-255960, 333-233905, 333-251155, 333-252848, 333-251004 and 333-249184) and Form S-8 (File No. 333-214520, 333-248419 and 333-269436), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	Amended and Restated Articles of Association of Nano Dimension Ltd., as amended on December 11, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Dimension Ltd.
(Registrant)

Date: December 11, 2023	By:	/s/ Tomer Pinchas
	Name:	Tomer Pinchas
	Title:	Chief Operating Officer

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